Exhibit 99.5

Chapter E:

Quarterly report on the effectiveness of internal control over financial reporting and disclosure for the period ended
September 30, 2018

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

1.	Report of internal control over financial reporting and disclosure:

Quarterly report on the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 38C(a) of the Periodic and Immediate Reports Regulations, 1970:

Management, under the supervision of the Board of Directors of Bezeq - The Israel Telecommunication Corp Limited, (“the Company”), is responsible for establishing and maintaining appropriate internal control over financial reporting and disclosure in the Company.

For this matter, the members of Management are:

1.	Dudu Mizrahi, CEO

2.	Ehud Mezuman, VP Human Resources Division

3.	Udi Atar, VP Private Division[1]

4.	Eyal Kamil, VP Operations and Logistics Division

5.	Izak Ben Eliezer, VP IT and Network Division [2]

6.	Amir Nachlieli, Legal Counsel

7.	Guy Hadass, VP Corporate Communications

8.	Gil Rosen, VP Marketing and Innovation Division

9.	Yali Rothenberg, Bezeq Group CFO

10.	Yaacov Paz, VP Business Division

11.	Sharon Fleischer Ben-Yehuda, VP Regulation

In addition to the said members of Management, the following serve in the Group’s headquarters3:

1.	Yehuda Porat, Head of Security Unit

2.	Lior Segal, Internal Auditor

3.	Shelly Bainhoren, Group Corporate Secretary and Internal Compliance Officer

Internal control over financial reporting and disclosure includes controls and procedures in the Company, which were planned by the CEO and the most senior financial officer, or under their supervision, or by whoever fulfills those functions in practice, under the supervision of the Board of Directors of the Company, and were designed to provide reasonable assurance as to the reliability of the financial reporting and the preparation of the reports in accordance with the provisions of the law, and to ensure that information that the Company is required to disclose in the reports it publishes in accordance with the provisions of the law is collected, processed, summarized and reported on the date and in the format laid down in law.

Internal control includes controls and procedures planned to ensure that the information that the Company is required to disclose as aforesaid, is accumulated and forwarded to the Management of the Company, including to the CEO and the most senior financial officer or to whoever fulfills those functions in practice, in order to enable decisions to be made at the appropriate time in relation to the disclosure requirements.

[1]	Started his tenure on October 15, 2018
[2]	Started his tenure on October 1, 2018

Due to its structural limitations, the internal control over financial reporting and disclosure is not intended to provide absolute assurance that misstatement or omission of information from the reports will be prevented or will be detected.

In the quarterly report on the effectiveness of internal controls over financial reporting and disclosure that was attached to the Quarterly Report for the period ended June 30, 2018 (“the Last Quarterly Report on Internal Control”), it was found that the internal control was ineffective on account of several significant deficiencies identified in the entity level controls, and which in the opinion of Management and the Board cumulatively represents a material weakness, as detailed below.

Up until the reporting date no event or matter was brought to the attention of the Board and Management that would change the assessment of the effectiveness of the internal control as found in the Last Quarterly Report on Internal Control;

At the reporting date, based on what was stated in the Last Quarterly Report on Internal Control, there is a material weakness, and accordingly the internal control is ineffective.

Disclosure concerning the material weakness was provided by the Company for the first time in the last annual report on internal control published on March 29, 2018. Since that date the Company has not found any additional material weakness and the Company is working to correct the material weakness, as detailed below in this Chapter. The Company’s Board of Directors and Management believe that, as at the publication date of this report, the Company has completed most of the activities to amend the material weakness. The Company estimates that it will complete the amendments by December 31, 2018.

Below are details of the material weakness in the internal control:

An Investigation of the Israel Securities Authority is being conducted against the Company and DBS. The Investigation involved the questioning of several senior officers and senior employees in the Bezeq Group (some of whom are not employed in the Group as at the publication date of this report).

On February 18, 2018, a new investigation was opened by the Israel Securities Authority and the Israel Police against several of the Company’s senior officers.

For further details on these matters see section 1.1.6 of the Chapter, Description of Company Operations in the 2017 Periodic Report and the Company’s Immediate Reports referred to in that section.

The Company does not have complete information about the Investigations, their content, nor the material and evidence in the possession of the statutory authorities on this matter. Accordingly, the Company is unable to assess the effects of the investigations, their findings and their effect on the Company and on the financial statements and on the estimates used in the preparation of these financial statements, if any The evaluation of the effectiveness of the internal control will be completed as part of the periodic report for 2018.

Without derogating from the foregoing, a number of significant deficiencies identified in the assessment of the effectiveness of internal control over financial reporting and disclosure are deficiencies arising from or impacted by the Investigations as stated above. Among them, during the period of the Investigations as stated, conditions were set for release under restrictions of some of those under investigation who had served in key positions in the Company and DBS, which led to the extended absence of some of those under investigation, thereby constraining the Company and Group companies in their operations. As a result, and due to the large number of meetings of the Board and their committees in the Company and DBS in the period from the opening of the Investigation, there were also delays in preparation of the minutes of a significant number of meetings of the Board and their committees in these companies in 2017. In addition, there were indications of procedural deficiencies in respect of the work of the Independent Committee of the Board of Directors related to the engagements that, to the best of the Company’s knowledge, are under investigation.

Moreover, it was found that a limited number of employees who took part in the change management control process in one of the Company’s IT systems acted in an improper manner in contravention of the Company’s procedures. In addition, suspicion arose, as part of the Company’s internal review concerning the period after November 1, 2017, that the Company’s Corporate Secretary (at that time) listened in on discussions to which she was prohibited from being privy to.

In addition, in some of the Group companies, a lack of procedures and a need to update certain procedures were found.

Management and the Board are implementing various actions, some of which are under the constraints arising from the Investigations, with assistance from outside consultants, to act to correct the material weakness and in order to deepen the correctness of the Company’s control process and to ensure that despite there being a material weakness in the internal control, the reports are prepared in compliance with the law. All this is in addition to the various developments that have occurred in the Company from the start of the Investigations, all as detailed below.

Actions carried out by the Company and developments that occurred until the publication date of the Company’s report for the third quarter of 2018:

1.	The Company has retained the services of accounting support to assist in the process of preparing the financial statements of DBS for 2017.

2.	In the period following the opening of the Investigation and until the publication date of the 2017 Periodic Report, there were changes in the composition of the Company’s Board of Directors and Management, and, among other things, director David Granot was appointed Interim Chairman of the Board by the Company’s Board of Directors (he served in this position until April 30, 2018); directors Shaul Elovitch and Or Elovitch (who have been investigated as part of the Investigations) resigned their positions and in their place two new directors were appointed by the Company’s Board of Directors; Mr. Yaacov Paz, Vice President of the Business Division, was appointed temporarily as the Company’s Interim CEO (until March 27, 2018).

3.	During the process to identify and appoint candidates to the Company’s Board of Directors, which was carried out with the support of a specialist company in the field, on April 26, 2018 the Annual General Meeting of the Company’s shareholders elected a new composition of the Board including two new external directors (in addition to the three external directors serving in the Company), two independent directors and six directors who are not necessarily independent directors (including one director from among the employees), so that at reporting date there are 13 directors serving. Similarly, on April 30, 2018 the Company’s Board decided to elect Mr. Shlomo Rodav as Chairman of the Company’s Board of Directors.

Further to this, new appointments were made of directors to the Company’s board committees and to the boards of the subsidiaries.

4.	The Company and DBS added supplementary procedures on certain subjects to enhance the internal control over financial reporting and disclosure on those subjects. These activities were performed for 2017 and for the first three quarters of 2018.

5.	The employees who took part in the control process regarding changes in one of the Company’s IT systems and who acted in an improper manner in contravention of the Company’s procedures, have been moved to other positions that are not involved in the financial reporting and disclosure process, and supplementary procedures were implemented in respect of those employees in 2017 and 2018. In addition, the process regarding changes in IT system has been examined and updated, including implementation of changes in the organizational structure of the division responsible for the IT system. The work procedures have also been clarified and training has been carried out for employees of the Technologies and Network Division that take part in the internal control on financial reporting and disclosure.

6.	The former Corporate Secretary has been transferred to another position that is not one of an officer, and later ended her employment in the Company.

7.	Bezeq Group has implemented a special review of the issues of corporate governance led by the Company’s Internal Auditor and supported by outside consultants. The work included deeper reviews on the issues of risk management, compliance, enforcement and internal control. The Group companies are implementing adjustments according to the multi-annual guidelines decided upon.

8.	The Company carried out a special review of the appropriateness of the Company’s control processes. The review was carried out by outside consultants, led by the Company’s Internal Auditor and under the supervision of a special, independent committee from among the Company’s Board members. The review was completed, however, it was limited in scope and did not include factual reviews in respect of matters raised in the Investigations. Further to this review, the special committee approved various amendments to the control processes and the work within the Company. Most of the amendments have been implemented.

9.	Preparation of minutes of Board meetings and those of its committees of the Company and DBS held in 2017 has been completed.

10.	The Group companies, assisted by outside consultants, performed a special review to identify the missing compliance and other procedures. The companies appointed parties to be responsible for the procedures who took steps to write and to update procedures as required, and to distribute them in the companies. The companies also took steps to refresh the compliance procedures on various matters, the forecast being to finish the work by November 30, 2018.

11.	In June 2018 the Company’s Board of Directors decided on the appointment of a new CEO for the Company, Mr. Dudu Mizrahi, who took office on September 1, 2018.

12.	In July 2018 the procedure of the Board of Directors’ work was modified, among other things, further to the assessment carried out by the Company assisted by outside consultants. Similarly, the Company completed its review of the effectiveness of the work of the Board of Directors. The results have been presented to the Company’s Audit Committee and Board of Directors.

13.	In July 2018 the Group’s Chief Strategy and Corporate Development Officer, the CEO and the CFO of DBS completed their tenures. In August 2018 the CEO of Pelephone started to serve as CEO of DBS, in addition to his role as CEO of Pelephone. In addition, a new CFO has been appointed for DBS.

14.	Once the constraints on carrying out reviews and controls related to issues that arose in the Investigations are lifted, the review of all matters related to subjects that arose during those Investigations will be completed as required.

2.	Declaration of Executives:

A.	Declaration of the CEO in accordance with Regulation 38C(d)(1) of the Israel Securities Regulations (Periodic and Immediate Reports), 1970[4]:

I, Dudu Mizrahi, declare that:

1.	I have reviewed the quarterly report of Bezeq - The Israel Telecommunication Corp Limited, (“the Company”) for the third quarter of 2018 (“the Reports”).

2.	To the best of my knowledge, the reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the reporting period.

3.	To the best of my knowledge, the financial statements and other financial information in the Reports fairly present in all material respects, the financial condition, results of operations and cash flows of the Company as of the dates and for the periods presented in the Reports.

4.	I have disclosed the following to the auditor of the Company, to the Company’s Board of Directors, and to the Audit and the Financial Statements Committees of the Board of Directors of the Company, based on my most recent evaluation of internal control over financial reporting and disclosure:

A.	All the significant deficiencies and material weaknesses in the design or operation of the internal control over financial reporting and disclosure which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, in a way that could cast doubt on the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law;

B.	Any fraud, whether or not material, that involves the CEO or anyone directly subordinate to the CEO, or which involve other employees who have a significant role in the Company’s internal control over financial reporting and disclosure

5.	I, alone or together with others in the Company:

A.	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to ensure that material information relating to the Company, including its subsidiaries as defined in the Israel Securities Regulations (Annual Financial Statements), 2010 is brought to my knowledge by others in the Company and in the subsidiaries, particularly during the period of preparation of the Reports.

B.	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law, including in accordance with accepted accounting principles.

C.	No event or matter that occurred in the period between the date of the last report (quarterly or periodic, as applicable) and this reporting date was reported to me that would change the conclusions of the Board of Directors and Management concerning the effectiveness of internal controls over the Company’s financial reporting and disclosure.

Nothing in the foregoing shall derogate from my responsibility or that of anyone else in law.

Date: November 19, 2018

Dudu Mizrahi, CEO

[4]	This declaration is subject to the limitations arising from the Investigations, as stated in the preamble to this Chapter in the Company’s 2017 Periodic Report.

B.	Declaration of the CFO of the Company and the Group in accordance with Regulation 38C(d)(2) of the Israel Securities Regulations (Periodic and Immediate Reports), 1970[5]:

I, Yali Rothenberg, declare that:

1.	I have reviewed the interim financial statements and other financial information included in the reports for the interim period of Bezeq - The Israel Telecommunication Corp Limited, (“the Company”) for the third quarter of 2018 (“the Reports” or “the Reports for the Interim Period”).

2.	To the best of my knowledge, the interim financial statements and other financial information included in the Reports for the Interim Period do not include any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports.

3.	To the best of my knowledge, the interim financial statements and other financial information in the Reports for the Interim Period fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company as of, and for, the dates and periods presented in the Reports:

4.	I have disclosed the following to the auditor of the Company, to the Company’s Board of Directors, and to the Audit and the Financial Statements Committees of the Board of Directors of the Company, based on my most recent evaluation of the internal control over financial reporting and disclosure:

A.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as they refer to the interim financial statements and other financial information included in the Reports for the Interim Period, which are reasonably likely to adversely affect the Company’s ability to record, process, summarize or report financial information in a way that could cast doubt on the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law

B.	Any fraud, whether or not material, that involves the CEO, or anyone directly subordinate to the CEO, or which involve other employees who have a significant role in the Company’s internal control over financial reporting and disclosure

5.	I, alone or together with others in the Company:

A.	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under our supervision, designed to ensure that material information relating to the Company, including its subsidiaries as defined in the Israel Securities Regulations (Annual Financial Statements), 2010, is brought to my knowledge by others in the Company and in the subsidiaries, particularly during the period of preparation of the Reports

B.	Established controls and procedures or ensured the establishment and maintaining of controls and procedures under my supervision, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with the provisions of the law, including in accordance with accepted accounting principles

C.	No event or matter that occurred in the period between the date of the last report (quarterly or periodic, as applicable) and this reporting date was reported to me in respect of the interim financial statements and to any other financial information included the Reports for the Interim Period, that would change in my opinion the conclusions of the Board of Directors and Management concerning the effectiveness of the internal control over the Company’s financial reporting and disclosure.

Nothing in the foregoing shall derogate from my responsibility or that of anyone else in law.

Date: November 19, 2018

Yali Rothenberg Bezeq Group CFO

[5]	This declaration is subject to the limitations arising from the Investigations, as stated in the preamble to this Chapter in the Company’s 2017 Periodic Report.